

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2021

Jesus M. Quintero
Chief Executive Officer
Marijuana Co of America, Inc.
633 W. 5th Street
Suite 2826
Los Angeles, CA 90071

       Re: Marijuana Co of America, Inc.
          Offering Statement on Form 1-A
          Filed October 1, 2021
          File No. 024-11668

Dear Mr. Quintero:

       This is to advise you that we do not intend to review your offering statement.

       We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Jordan Nimitz at 202-551-6001 with any questions.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Life Sciences

cc: Alan T. Hawkins, Esq.